Five Point Holdings, LLC

25 Enterprise, Suite 300

Aliso Viejo, California 92656

May 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. Rahul Patel

Re:	Five Point Holdings, LLC
Registration Statement on Form S-11 (File No. 333-217213)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-11 (File No. 333-217213) (the “Registration Statement”) of Five Point Holdings, LLC (the “Company”). We respectfully request that the Registration Statement become effective at 2:00 p.m., Eastern time, on May 9, 2017, or as soon as practicable thereafter.

The Company confirms that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jonathan L. Friedman, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (213) 687-5396, and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

Very truly yours,

Five Point Holdings, LLC

By:	/s/ Michael Alvarado
Name:	Michael Alvarado
Title:	Chief Legal Officer, Vice President and Secretary

cc:	Five Point Holdings, LLC
Emile Haddad

Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan L. Friedman, Esq.

Gregg A. Noel, Esq.